UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                         SCHEDULE SC 13G/A

             Under the Securities Exchange Act of 1934

                        (Amendment No. 8)
                                       -

               UNION NATIONAL FINANCIAL CORPORATION
              -------------------------------------
                        (Name of Issuer)

            Common Stock Par value $ 0.25 per share
            ----------------------------------------
                  (Title of Class of Securities)

                           907 647 101
                           -----------
                          (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                        Page 2 of 6 Pages

CUSIP No.  907 647 101

                            13G

1) Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only)

         Union National Community Bank

2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

                                        (a) [ ]
                                        (b) [ ]

3)  SEC Use Only

4)  Citizenship or Place of Organization

           Pennsylvania, U.S.A.

Number of Shares          (5)   Sole Voting Power
Beneficially                           27,997
Owned by Each                          ------
Reporting
Person With               (6)   Shared Voting Power
                                      117,389
                                      -------
                          (7)   Sole Dispositive Power
                                       27,997
                                       ------
                          (8)   Shared Dispositive Power
                                      117,389
                                      -------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      145,386

10) Check if the Aggregate Amount in Row (9) Excludes Certain
Shares*

11) Percent of Class Represented by Amount in Row 9

      6.02%

12) Type of Reporting Person*

      BK

*SEE INSTRUCTION BEFORE FILLING OUT!


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                                           Page 3 of 6 Pages

Reporting Person
----------------
                          SCHEDULE 13G
                          ------------

     Filed by:   Union National Community Bank,
                 Trust Department


     With:       Securities and Exchange Commission
                 Washington, DC  20594


     Calendar Year
     Covered:   1998


     Item 1(a)  Name of Issuer:
                ---------------

                Union National Financial Corporation

     Item 1(b)  Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                101 East Main Street, P.O. Box 567
                 Mount Joy, Pennsylvania 17552

     Item 2(a)  Name of Person Filing:
                ---------------------

                Union National Community Bank, Trust
                Department

     Item 2(b)  Address of Principal Business Office or, if none,
                Residence:
                -------------------------------------------------

                101 East Main Street, P.O. Box 567
                 Mount Joy, Pennsylvania 17552

     Item 2(c)  Citizenship:
                ------------

                U.S.A. (Reporting Person is the Trust Department of a Nationally-Chartered Banking Association)

     Item 2(d)  Title of Class of Securities:
                -----------------------------

                Common Stock, par value $0.25 per share

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                                         Page 4 of 6 Pages

     Item 2(e)  CUSIP Number: 907 647 101

     Item 3.    If this statement is filed pursuant to Rules
                13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)   [ ]    Broker or Dealer registered under Section 15 of
                  the Act.
     (b)   [X]    Bank as defined in section 3(a)(6) of the Act.
     (c)   [ ]    Insurance Company as defined in section
                  3(a)(19) of the Act.
     (d)   [ ]    Investment Company registered under section 8
                   of the Investment Company Act.
     (e)   [ ]    Investment adviser registered under section 203
                  of the Investment Advisers Act of 1940.
     (f)   [ ]    Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13d-1(b)(1)(ii)(F).
     (g)   [ ]    Parent holding company, in accordance with
                  Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)   [ ]    Group in accordance with Section
                  240.13d-1(b)(1)(ii)(H).

     Item 4.   Ownership (as of December 31, 1998)
               ---------
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:
          145,386 shares of Common Stock, par value $0.25 per share.

     (b)  Percent of Class: 6.02%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the
               vote                         27,997
                                          -----------

         (ii) shared power to vote or to direct the vote
                                           117,389
                                          -----------

         (iii) sole power to dispose or to direct the
               disposition of:              27,997
                                          -----------

         (iv)  shared power to dispose or to direct the
               disposition of:             117,389
                                          -----------

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                                      Page 5 of 6 Pages


     Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [              ].  Not Applicable

     Item 6.  Ownership of More than Five Percent on Behalf of
              Another Person.

              125,101 shares of the Issuer that are "beneficially owned" by Union National Community Bank, Trust Department are held in its fiduciary capacity in its nominee name, Donegal Securities Service, and 9,340 shares of the Issuer that are "beneficially owned" by Union National Community Bank, Trust Department are held in its fiduciary capacity as custodian for a self-directed IRA. In addition, the Union National Community Bank, Trust Department "beneficially owns" 10,945 shares by virture of holding a power of attorney. The Union National Community Bank, Trust Department has sole power to vote or to direct the vote of 27,997 shares of the Issuer and sole power to dispose or to direct the disposition of 27,997 shares of the Issuer and has shared power to vote or to direct the vote of 117,389 shares of the Issuer and has shared power to dispose of or to direct the disposition of 117,389 shares of the Issuer.

     Item 7.  Identification and Classification of the
              Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company.

              Not Applicable

    Item 8.   Identification and Classification of Members of the
              Group.

              Not Applicable

    Item 9.   Notice of Dissolution of Group.

              Not Applicable

    Item 10.  Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                           Page 6 of 6 Pages

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 1999


                                /s/ Charles R. Starr
                                --------------------
                                Charles R. Starr, Vice President
                                 UNION NATIONAL COMMUNITY BANK,
                                  TRUST DEPARTMENT